Expense Limitation Agreement

To:

Mutual Fund Series Trust

17605 Wright Street

Omaha, NE 68130

Dear Board Members:

You have engaged us to act as the sole investment adviser to the series of the Trust listed on Exhibit A (each a “Fund” and together the “Funds”) pursuant to the Management Agreement dated May 15, 2014 (the “Agreement”).

Effective immediately, we hereby contractually agree to waive management fees and/or reimburse the Funds for expenses they incur, but only to the extent necessary to maintain each Fund’s total annual operating expenses (excluding brokerage costs; borrowing costs such as (a) interest and (b) dividends on securities sold short; taxes; underlying fund expenses; 12b-1 distribution plan expenses, and extraordinary expenses) at the percentage of average daily net assets and term as stated in Exhibit A for each Fund.

Any waiver or reimbursement by us is subject to repayment by the applicable Fund within the three fiscal years following the fiscal year in which the expenses occurred, if the Fund is able to make the repayment without exceeding its current expense limitations and the repayment is approved by the Board of Trustees.

Very truly yours, ALPHACENTRIC ADVISORS LLC By_/s/ Jerry Szilagyi_________________ Name, Title: Jerry Szilagyi, Managing Member

The foregoing Agreement is hereby accepted.

MUTUAL FUND SERIES TRUST By: _/s/ Tobias Caldwell_____________ Name, Title: Tobias Caldwell, Trustee

Exhibit A

Fund	Percent of Net Assets	Term
AlphaCentric Smart Money Fund	1.24%	7/31/15
AlphaCentric Asset Rotation Fund	1.24%	7/31/15
AlphaCentric Total Return Income Fund	1.30%	7/31/15